Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 31, 2002	Sept. 1, 2001	Aug. 31, 2002	Sept. 1, 2001
Earnings from continuing operations before income taxes	$7,020	$2,838	$12,353	$4,013
Plus: Fixed charges(1)	11,315	6,696	22,800	13,332
Less: Capitalized interest	(125)	(100)	(190)	(254)
Earnings available to cover fixed charges	$18,210	$9,434	$34,963	$17,091

Ratio of earnings to fixed charges	1.61	1.41	1.53	1.28

(1) Fixed charges consisted of the following:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 31, 2002	Sept. 1, 2001	Aug. 31, 2002	Sept. 1, 2001
Interest expense, gross	$8,980	$4,131	$18,079	$8,290
Rentals (Interest factor)	2,335	2,565	4,721	5,042
Total fixed charges	$11,315	$6,696	$22,800	$13,332